SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                 NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)

                                   665809 10 9
                                 (CUSIP Number)

                          MICHELE D. VAILLANCOURT, ESQ.
                           WINTHROP & WEINSTINE, P.A.
                            3000 DAIN BOSWORTH PLAZA
                              60 SOUTH SIXTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 347-0700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                DECEMBER 31, 1997
             (Date of Event Which Requires Filing of This Statement)


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Cover page continued on next page)


                                Page 1 of 5 Pages

                                  SCHEDULE 13G

-------------------------------               ----------------------------------
CUSIP NO.  665809 10 9                          PAGE    2    OF    5    PAGES
           -----------                               -------    -------
-------------------------------               ----------------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

            Herman H. Lee
            S.S.N. ###-##-####

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

      Not applicable.

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Minnesota, U.S.A.

--------------------------------------------------------------------------------
                       5       SOLE VOTING POWER

      NUMBER OF                 254,445 shares

       SHARES          ---------------------------------------------------------
                       6       SHARED VOTING POWER
    BENEFICIALLY
                                0 shares
      OWNED BY
                       ---------------------------------------------------------
        EACH           7       SOLE DISPOSITIVE POWER

     REPORTING                  254,445 shares

       PERSON          ---------------------------------------------------------
                       8       SHARED DISPOSITIVE POWER
        WITH
                                0 shares

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            254,445 shares

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.1% (based on number of outstanding shares in issuer's Quarterly Report on Form 10-QSB for the quarter ended November 30, 1997).

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

            IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        NAME OF ISSUER.

         Northern Technologies International Corporation


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

         6680 North Highway 49
         Lino Lakes, MN 55014


ITEM 2(a).        NAME OF PERSON FILING.

         Herman H. Lee


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

         Route 1, Box 55
         Borup, Minnesota 56519


ITEM 2(c).        CITIZENSHIP.

         United States of America


ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

         Common stock, $.02 par value


ITEM 2(e).        CUSIP NO.

         665809 10 9


                               Page 3 of 5 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON IS A:

[ ]   (a)   Broker or Dealer registered under Section 15 of the Act;

[ ]   (b)   Bank as defined in Section 3(a)(6) of the Act;

[ ]   (c)   Insurance Company as defined in Section 3(a)(19) of the Act;

[ ]   (d)   Investment Company registered under Section 8 of the Investment
            Company Act;

[ ]   (e)   Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940;

[ ]   (f)   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
            Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

[ ]   (g)   Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G)
            (Note: See Item 7); or

[ ]   (h)   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

      Not applicable.


ITEM 4.     OWNERSHIP.

      The following information is provided as of December 31, 1997:

(a)   Amount Beneficially Owned:                                  254,445 shares

(b)   Percent of Class:                                                     6.1%

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote:             254,445 shares

      (ii)  Shared power to vote or to direct the vote:                 0 shares

      (iii) Sole power to dispose or to direct the disposition
            of:                                                   254,445 shares

      (iv)  Shared power to dispose or to direct the disposition of:    0 shares


                               Page 4 of 5 Pages

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.


ITEM 10.    CERTIFICATION.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1998.

                                             /s/ Herman H. Lee
                                             -----------------------------------
                                             Herman H. Lee


                                Page 5 of 5 Pages